**Exhibit 99.1**

# Grant·Park
## FUTURES FUND

| GRANT PARK WEEKLY PERFORMANCE STATISTICS * | | |
|---|---|---|
| 03/17/06 | | |
| Weekly ROR | MTD ROR | YTD ROR |
| Class A Units    -2.25% | -0.17% | -0.08% |
| Class B Units    -2.27% | -0.21% | -0.26% |

*\* Subject to independent verification*

### WEEKLY COMMENTARY FOR THE WEEK ENDED MARCH 17, 2006

The Grant Park Futures Fund sustained trading losses during the past week. Positions in the interest rate, currency and soft/agricultural sectors were responsible for the bulk of losses; gains came from positions in the stock index and metals sectors.

Short positions in the interest rate sector were setback after prices for U.S. debt products settled higher for the week, spurred on by a lower than expected reading on U.S. retail sales. The Commerce Department announced on Tuesday that February retail sales fell 1.3%, the first monthly decrease in six months. The news sent fixed income prices higher as investors reasoned that the data might indicate a slowing economy that would make it difficult for the U.S. Federal Reserve to hike short-term interest rates further. Other bullish news included the Philadelphia Fed Survey (an index measuring manufacturing activity within the Philadelphia Federal Reserve district) which was released at 12.3 versus economists' forecasts of 14.0. Short positions in the September Eurodollar sustained the biggest setbacks; short positions in the U.S. Ten and Five-year note contracts also lost ground. Short positions in the Australian three and ten year bonds also reported losses.

The news regarding U.S. retail sales sent the U.S dollar lower relative to its major trading partners, resulting in losses to positions in the currency sector. Short positions in the euro, British pound and Swiss franc experienced setbacks as the prospect of a halt in the U.S. Federal Reserve's rate tightening cycle sent the dollar lower against those currencies. The dollar slipped further after it was reported on Thursday that U.S. core consumer prices (which exclude food and energy costs) increased 0.1% for February. Economists had expected a 0.2% rise in prices. Long positions in the dollar index posted losses when the contract settled 194 basis points lower for the week.

Long positions in the soft/agricultural commodity sector lost ground as forecasts for heavy rains across U.S. Midwestern states sent grain prices to lower levels. The wheat contract on the Kansas City Board of Trade experienced a weaker opening on Monday following heavy rains that fell there last weekend; the July contract settled 37 cents lower at $4.2250 per bushel as expectations of further moisture in the area weakened prices. Prices were also lower for the corn and soybean oil contracts on the Chicago Board of Trade, hurting long positions. The May corn contract closed 13 cents lower at $2.2150 per bushel while July soybean oil settled 0.95 cents lower at 23.62 cents per pound.



**555 West Jackson Blvd, Suite 600**
**Chicago, IL 60661**
**(312) 756-4450 • (800) 217-7955 • FAX (312) 756-4452**
**Performance Hotline: (866) 516-1574**
**website: www.dearborncapital.com**
**e-mail: funds@dearborncapital.com**

Long positions in the stock index sector recorded gains as the aforementioned drop in U.S. retail sales sent U.S. share prices to near-five year highs. The S&P Composite Index rallied 24.30 points, benefiting long positions. Longs in the foreign markets also posted profits as the German DAX closed higher, adding to profits. Merger speculation in the retail store sector pushed the FTSE-100 higher for the week.

Lastly, long positions in the metal sector posted gains as prices for base and precious metals closed higher for the week. Analysts suggested that the stronger metal prices were a result of the weaker U.S. dollar as holders of foreign currencies found dollar-denominated metals more affordable. Copper and aluminum prices closed higher in London; gold for April delivery rose $13.80 to $555.10 per ounce while May silver was 40.5 cents better at $10.365 per ounce.



**ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES**

**PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS**
**FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS**
**THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE, OFFERING BY PROSPECTUS ONLY**

Dearborn Capital Management, LLC

**555 West Jackson Blvd, Suite 600**
**Chicago, IL 60661**
**(312) 756-4450 • (800) 217-7955 • FAX (312) 756-4452**
**Performance Hotline: (866) 516-1574**
**website: www.dearborncapital.com**
**e-mail: funds@dearborncapital.com**